SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: August 29, 2019

List of materials

Documents attached hereto:

i) Press release:Tender of Common Shares into Share Repurchase by Olympus Corporation

August 29, 2019
Sony Corporation

Tender of Common Shares into Share Repurchase by Olympus Corporation

Sony Corporation (“Sony”) today announced that it has decided to tender all of the common shares of Olympus Corporation (“Olympus”) held by Sony (the “Tender”) into the repurchase by Olympus of its common shares through an off-auction own share repurchase (the “Repurchase”).

1．Background of the Tender to the Repurchase
Sony and Olympus entered into a business and a capital alliance agreement in 2012, aiming to collaborate in the medical and camera business areas. In 2013, the two companies established a medical business joint-venture company, Sony Olympus Medical Solutions Inc. (“SOMED”), as a part of the business alliance and have continued to develop SOMED.
While Sony is determined to continue to focus on the medical business from a long-term perspective, Sony has decided to tender all of the common shares of Olympus it holds,  considering that the initial purpose of the capital alliance to establish collaboration between Sony and Olympus has been accomplished and after reviewing the rationale for owning the Olympus shares. Sony will continue the business alliance and collaborative partnership with Olympus, including operating SOMED, regardless of its sale of the shares.

2．Summary of Olympus
(1)	Name	Olympus Corporation
(2)	Address of head office	Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo 163-0914, Japan
(3)	Name and title of representative	Yasuo Takeuchi, Director, Representative Executive Officer, President and CEO
(4)	Business	Manufacture and sale of precision instruments and machinery
(5)	Stated capital	124,606 million yen (as of March 31, 2019)

3．Outline of the Repurchase
Olympus will place an order for the Repurchase through the Tokyo Stock Exchange’s ToSTNeT-3 at 8:45 a.m. on August 30, 2019, based on the closing price of today (August 29, 2019).

4．Number of common shares to be held by Sony before/after the Tender into the Repurchase
Number of common shares held by Sony before the Tender	68,975,800 common shares (Number of voting rights: 689,758) (Representing 5.03% to total common shares outstanding)
Number of common shares to be tendered (Note)	68,975,800 common shares (Number of voting rights: 689,758) (Representing 5.03% to total common shares outstanding)
Number of common shares to be held by Sony after the Tender (Note)	0 common shares (Number of voting rights: 0) (Representing 0.00% to total common shares outstanding)
(Note) Sony may not be able to sell all the common shares held by Sony if the Repurchase is settled on a pro-rata basis.

5．Outlook
It is anticipated that the sale of all of the common shares held by Sony into the Repurchase will not have a material impact on Sony’s forecast for its consolidated financial results for the fiscal year ending March 31, 2020.

End of document